Pang Zhang-Whitaker Partner zhang@clm.com	28 Liberty Street New York, NY 10005 D / 212-238-8844

 September 20, 2022

Mr. Patrick Kuhn
Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

Re:	ZZLL INFORMATION TECHNOLOGY, INC
Form 10-K for Fiscal Year Ended December 31, 2021
File No. 000-52779

Dear Mr. Kuhn,

Pursuant to our telephone conversation this morning, we are confirming with this correspondence, as you requested, our understanding that you granted an additional extension to file the company’s response to the 10-K comment letter, through October 18, 2022. Thank you very much.

If you need any additional information, please do not hesitate to contact me.

Sincerely,

/s/ Pang Zhang-Whitaker